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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK Jensen, Inc. D/B/A AKJ

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ocean Centre, Montagu Foreshore East Bay Street
(No. and Street)

NASSAY BAHAMAS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Svend Erik Enger +47 48 23 85 90
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NOTARIUS PUB. ...US STOCKHOLM ANNE-MARIE BO...

OATH OR AFFIRMATION

I, Svend Erik Enger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK Jensen, Inc., as of December 31st, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, the undersigned, Anne-Marie Bonde, Notary Public of the City of Stockholm, Sweden, certify that
SVEND-ERIK ENGER
has issued and signed the foregoing document.
Fee **Stockholm** 25.02.2008
Crowns 200 ; - **Ex officio:**

NOTARIUS PUBLICUS I STOCKHOLM ANNE-MARIE BONDE

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly owned subsidiary of AK Jensen, Group Limited. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 22, 2008

919 W. STATE ROAD 436 ◆ SUITE 300 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets

Cash and cash equivalents	$ 1,853,829
Clearing deposits with clearing brokers	155,053
Due from clearing brokers	896,706
Prepaid expenses and other current assets	10,647
Furniture and equipment, net of accumulated depreciation of $1,020	2,689
Other assets	81,907
Loans to Parent and Affiliate	1,235,925
Advances to Parent and Affiliate, net	914,086
	$ 5,150,842

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	$ 144,786
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	5,301,204
Retained deficit	(305,018)
Total stockholder's equity	5,006,056
	$ 5,150,842

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$9,621,972
Service charges and other income	323,861
Interest and dividend income	94,137
Gain on currency translation	11,415
	10,051,385
Expenses:	
Commission discounts	4,459,709
Clearing, execution and other brokerage costs	1,532,433
Other expenses	434,048
Compensation and bonuses	374,030
License fees to Affiliate	240,000
Professional and consulting fees	53,701
Telephone and communications	37,460
Occupancy costs	6,649
Depreciation and amortization	1,020
	7,139,050
Net income	$ 2,912,335

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital Stock		Additional		
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2007	9,870	$ 9,870	$5,301,204	$(3,217,353)	$2,093,721
Net profit	-	-	-	2,912,335	2,912,335
Balance at December 31, 2007	9,870	$ 9,870	$5,301,204	$ (305,018)	$5,006,056

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flow from operating activities:	
Net income	$ 2,912,335
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,020
Increase or decrease in assets and liabilities:	
Increase in cash deposits with clearing brokers	(23,290)
Increase in due from clearing brokers	(328,136)
Decrease in receivables from foreign broker-dealers	1,611,345
Decrease in prepaid expenses and other assets	10,562
Decrease in other assets	4,899
Increase in receivables from Parent and Affiliate, net of payables	(92,565)
Decrease in commissions payable	(1,956,828)
Increase in accounts payable and accrued expenses	63,359
Total cash provided by operating activities	2,202,701
Cash flow from investing activities:	
Net increase from disposal of assets in reorganization	211,926
Purchase of assets	(3,709)
Intercompany loans to Parent and Affiliate	(1,235,925)
Total cash provided by investing activities	(1,027,708)
Net increase in cash	1,174,993
Cash and cash equivalents at the beginning of year	678,836
Cash and cash equivalents at the end of year	$ 1,853,829
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 949
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent. Effective January 1, 2007, the Company was reorganized and certain assets were transferred between the Company, the Parent and an Affiliate, AK Jensen, Limited (the "Affiliate").

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), an investment adviser and is registered with the National Futures Association ("NFA"). The Company has its registered office in Nassau, Bahamas with an OSJ office in Oslo, Norway. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through clearing brokers located in the United States and Canada, and focuses on U. S. markets and other markets outside of Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers – Cash deposits with clearing brokers consists of funds on deposit with clearing brokers located in the United States and Canada. The agreements require the Company to maintain a minimum of $125,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the clearing brokers, the Company will be required to maintain the cash on deposit.

Due from clearing brokers – Due from the clearing brokers represents money due the Company from the clearing brokers in the United States and Canada for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REORGANIZATION

Effective January 1, 2007, certain assets were transferred from the Company to its Parent and the Affiliate. Additionally, customers in Europe and Asia were transferred from the Company to the Affiliate. The affiliate is paying monthly fees to the Company for the transferred customers and any new customers the Company introduces to the Affiliate. Additionally, furniture, equipment and software net of accumulated depreciation totaling $211,926 was transferred to the Parent and Affiliate. This value was based upon book value, as of January 1, 2007, and the amount is payable upon demand and bears interest at the three month Libor rate converted to U. S. dollars plus 1%.

4. RELATED PARTY TRANSACTIONS

The Company has various intercompany receivables and payables recorded with its Parent and the Affiliate. The Company owes its Parent $40,787 and the Parent owes the Company $701,079. The Company owes the Affiliate $628,150 and the Affiliate owes the Company $881,944.

4. RELATED PARTY TRANSACTIONS (continued)

The Company also has outstanding loans to its Parent and Affiliate. The Company has loaned its Parent $112,987 and the Affiliate $111,769. The loans are payable on demand and bear interest at the three months LIBOR rate converted to U. S. dollars plus 1%. The Company has loaned its Parent $1,011,178. The loan is payable on demand and bears interest at 2% per annum.

As part of the reorganization, the Parent licenses the usage of the software AKJ ExNet to the Company and the Affiliate for a monthly fee of $20,000. During the year ended December 31, 2007, the Company paid $240,000 for the license.

The Company has outsourced certain back office and execution activities related to non-European/Asian trading to the Affiliate. For these services the Company pays a monthly management fee of $23,059 to the Affiliate on a cost-plus fee basis. During the year ended December 31, 2007, the Company paid $276,708 for the service fee.

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net gain of $11,415 for the year ended December 31, 2007.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing brokers located in the United States and Canada on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing brokers or Affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

8. CONCENTRATIONS

The Company has large bank deposits in England ($873,747) and Bermuda ($971,093). Some of the deposits are partially covered by deposit insurance in England while none are covered in Bermuda.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($9,659 at of December 31, 2007) or $45,000 per the NFA. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2007, the net capital, as computed, was $2,206,893. Consequently, the Company had excess net capital of $2,161,893.

At December 31, 2007, the percentage of aggregate indebtedness to net capital was approximately 6.6% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2007 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 5,006,056
Deductions:	
Non-allowable assets:	
Canadian clearing deposit	50,807
Receivables	488,802
Prepaid expenses and other current assets	10,647
Furniture and equipment, net	2,689
Other assets	81,907
Receivable from Affiliate, net	2,150,101
Total non-allowable assets	2,784,953
Net capital before haircuts and securities positions	2,221,103
Haircuts:	
Penson account	2,265
Foreign currency	11,948
	14,213
Net capital	2,206,890
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($9,659)	
Minimum dollar net capital requirement per NFA ($45,000)	
Net capital requirement (greater of above two requirements)	45,000
Net capital in excess of required minimum	$ 2,161,890
Excess net capital at 1000%	$ 2,192,409
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2007 unaudited Focus Report, as filed	$ 2,206,890
Audit adjustments	-
Net capital, per December 31, 2007 audited report, as filed	$ 2,206,890

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Total aggregate indebtedness:	
Accounts payable	$ 144,783
Penson payable	24
Total indebtedness recorded on the Statement of Financial Condition	$ 144,807
6 2/3% of total aggregate indebtedness	$ 9,659
Percentage of aggregate indebtedness to net capital	6.6%

The auditors' report and accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2007

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company"), a wholly-owned subsidiary of AK Jensen Group, Limited for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 W. STATE ROAD 436 ◆ SUITE 300 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 22, 2008

END